Meten Edtechx Education Group Ltd.

c/o Meten International Education Group

3rd Floor, Tower A, Tagen Knowledge & Innovation Center

2nd Shenyun West Road, Nanshan District

Shenzhen, Guangdong Province 518045

The People’s Republic of China

August 6, 2020

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Meten EdtechX Education Group Ltd. Registration Statement on Form F-1 Filed July 24, 2020 File No. 333-240081

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Company hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated to and that such Registration Statement become effective at 4:00 P.M., Eastern Time, on Friday, August 7, 2020, or as soon thereafter as practicable.

In connection with the Company’s request for acceleration of effectiveness of the above-referenced Registration Statement, the Company acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

Meten EdtechX Education Group Ltd.

By:	/s/ Siguang Peng
Name: Title:	Siguang Peng Chief Executive Officer